FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Annual results 2009

Analysis by quarter

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Net interest income	4,427	3,538	3,322	3,261	3,446	(22%)	6%

Non-interest income (excluding insurance net premium income)	(5,503)	3,776	1,498	2,532	2,786	(151%)	10%
Insurance net premium income	1,439	1,356	1,301	1,301	1,308	(9%)	1%

Non-interest income	(4,064)	5,132	2,799	3,833	4,094	-	7%

Total income	363	8,670	6,121	7,094	7,540	-	6%
Operating expenses	(3,735)	(4,667)	(4,066)	(4,195)	(4,473)	20%	7%

Profit/(loss) before other operating charges	(3,372)	4,003	2,055	2,899	3,067	(191%)	6%
Insurance net claims	(1,056)	(966)	(925)	(1,145)	(1,321)	25%	15%

Operating profit/(loss) before impairment losses	(4,428)	3,037	1,130	1,754	1,746	(139%)	-
Impairment losses	(4,673)	(2,858)	(4,663)	(3,279)	(3,099)	(34%)	(5%)

Group operating (loss)/profit*	(9,101)	179	(3,533)	(1,525)	(1,353)	(85%)	(11%)
Amortisation of purchased intangible assets	(62)	(85)	(55)	(73)	(59)	(5%)	(19%)
Integration and restructuring costs	(752)	(379)	(355)	(324)	(228)	(70%)	(30%)
Gain on redemption of own debt	-	-	3,790	-	-	-	-
Strategic disposals	442	241	212	(155)	(166)	(138%)	7%
Gains on pensions curtailment	-	-	-	-	2,148	-	-
Bonus tax	-	-	-	-	(208)	-	-

Profit/ (loss) before tax	(9,473)	(44)	59	(2,077)	134	(101%)	(106%)
Tax	1,701	(228)	640	576	(649)	(138%)	-

(Loss)/profit from continuing operations	(7,772)	(272)	699	(1,501)	(515)	(93%)	(66%)
From discontinued operations, net of tax	1	(45)	(13)	(7)	(7)	-	-

(Loss)/profit for the period	(7,771)	(317)	686	(1,508)	(522)	(93%)	(65%)
Minority interests	(221)	(471)	(83)	(47)	(47)	(79%)	-
Preference share and other dividends	(162)	(114)	(432)	(245)	(144)	(11%)	(41%)

(Loss) attributable to ordinary shareholders before write-down of goodwill and other intangible assets	(8,154)	(902)	171	(1,800)	(713)	(91%)	(60%)
Write-down of goodwill and other intangible assets, net of tax	(16,196)	-	(311)	-	(52)	(100%)	-
Loss attributable to ordinary shareholders	(24,350)	(902)	(140)	(1,800)	(765)	(97%)	(58%)

*profit/(loss) before tax, purchased intangibles amortisation
,
integration and restructuring costs, and write-down of goodwill and other intangible assets.

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Net interest margin	2.11%	1.78%	1.70%	1.75%	1.83%	(28bp)	8bp
Cost:income ratio	1,028.9%	53.8%	66.4%	59.1%	59.3%	-	(19bp)
Risk-weighted assets - Gross	£577.8bn	£575.7bn	£547.3bn	£594.7bn	£565.8bn	(2%)	(5%)
Benefit of APS	-	-	-	-	(£127.6bn)	-	-
Risk-weighted assets	£577.8bn	£575.7bn	£547.3bn	£594.7bn	£438.2bn	(24%)	(26%)
Risk elements In lending	£18.8bn	£23.7bn	£30.7bn	£35.0bn	£35.0bn	86%	-
Provision balance as % of REIL/PPL*	50%	45%	44%	43%	42%	(800bp)	(100bp)

* includes disposal groups.

Note:
2008 data have been restated for the amendment to IFRS 2 'Share-based Payment'.

Appendix 2 Analysis by quarter

Divisional performance
The profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other assets, integration and restructuring costs, and after allocation of Business Services and Group Centre costs is shown below.  The Group manages costs where they arise.  Customer-facing divisions control their direct expenses whilst Business Services is responsible for shared costs.

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses
UK Retail	381	371	490	468	579	52%	24%
UK Corporate	487	421	535	566	530	9%	(6%)
Wealth	77	100	134	120	99	29%	(18%)
Global Banking & Markets	(2,817)	3,737	1,018	593	1,001	(136%)	69%
Global Transaction Services	285	240	269	275	228	(20%)	(17%)
Ulster Bank	36	71	78	59	73	103%	24%
US Retail & Commercial	312	182	136	137	134	(57%)	(2%)
RBS Insurance	176	81	142	13	(170)	(197%)	-
Central items	(476)	486	(311)	121	(3)	(99%)	(102%)

Core	(1,539)	5,689	2,491	2,352	2,471	-	5%
Non-Core	(2,889)	(2,652)	(1,361)	(598)	(725)	(75%)	21%

Operating profit/(loss) before impairment losses	(4,428)	3,037	1,130	1,754	1,746	(139%)	-

Included in the above are movements in fair value of own debt:
Global Banking & Markets	(875)	647	(482)	(320)	106	(112%)	(133%)
Central items	14	384	(478)	(163)	164	-	-

	(861)	1,031	(960)	(483)	270	(131%)	(156%)

Impairment losses by division
UK Retail	292	354	470	404	451	54%	12%
UK Corporate	169	100	450	187	190	12%	2%
Wealth	8	6	16	1	10	25%	-
Global Banking & Markets	502	269	(31)	272	130	(74%)	(52%)
Global Transaction Services	40	9	4	22	4	(90%)	(82%)
Ulster Bank	71	67	90	144	348	-	142%
US Retail & Commercial	177	223	146	180	153	(14%)	(15%)
RBS Insurance	42	5	1	2	-	-	-
Central items	11	(3)	1	1	2	(82%)	100%

Core	1,312	1,030	1,147	1,213	1,288	(2%)	6%
Non-Core	3,361	1,828	3,516	2,066	1,811	(46%)	(12%)

Total impairment losses	4,673	2,858	4,663	3,279	3,099	(34%)	(5%)

Appendix 2 Analysis by quarter

Divisional performance
(continued)

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Operating (loss)/profit by division
UK Retail	89	17	20	64	128	44%	100%
UK Corporate	318	321	85	379	340	7%	(10%)
Wealth	69	94	118	119	89	29%	(25%)
Global Banking & Markets	(3,319)	3,468	1,049	321	871	(126%)	171%
Global Transaction Services	245	231	265	253	224	(9%)	(11%)
Ulster Bank	(35)	4	(12)	(85)	(275)	-	-
US Retail & Commercial	135	(41)	(10)	(43)	(19)	(114%)	(56%)
RBS Insurance	134	76	141	11	(170)	-	-
Central items	(487)	489	(312)	120	(5)	(99%)	(104%)

Core	(2,851)	4,659	1,344	1,139	1,183	(141%)	4%
Non-Core	(6,250)	(4,480)	(4,877)	(2,664)	(2,536)	(59%)	(5%)

Group operating (loss)/profit	(9,101)	179	(3,533)	(1,525)	(1,353)	(85%)	(11%)

Loan impairment losses	4,049	2,276	4,520	3,262	3,032	(25%)	(7%)
Impairment losses on available-for -sale securities	624	582	143	17	67	(89%)	-

	4,673	2,858	4,663	3,279	3,099	(34%)	(5%)

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	2.31%	1.34%	2.98%	2.16%	2.13%	(18bp)	(3bp)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Risk-weighted assets by division
UK Retail	45.7	49.6	54.0	51.6	51.3	12%	(1%)
UK Corporate	85.7	86.2	89.5	91.0	90.2	5%	(1%)
Wealth	10.8	10.6	10.3	10.7	11.2	4%	5%
Global Banking & Markets	151.8	137.9	112.5	121.5	123.7	(19%)	2%
Global Transaction Services	17.4	18.7	16.7	18.9	19.1	10%	1%
Ulster Bank	24.5	26.2	26.2	28.5	29.9	22%	5%
US Retail & Commercial	63.9	64.3	55.6	62.8	59.7	(7%)	(5%)
Other	7.1	7.8	8.5	9.0	9.4	32%	4%

Core	406.9	401.3	373.3	394.0	394.5	(3%)	-
Non-Core	170.9	174.4	174.0	200.7	171.3	-	(15%)

	577.8	575.7	547.3	594.7	565.8	(2%)	(5%)
Benefit of APS	-	-	-	-	(127.6)	-	-

Total	577.8	575.7	547.3	594.7	438.2	(24%)	(26%)

Appendix 2 Analysis by quarter

UK Retail

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	856	797	868	848	939	10%	11%

Net fees and commissions - banking	345	337	321	303	283	(18%)	(7%)
Other non-interest income (net of insurance claims)	54	53	69	69	60	11%	(13%)

Non-interest income	399	390	390	372	343	(14%)	(8%)

Total income	1,255	1,187	1,258	1,220	1,282	2%	5%

Direct expenses
- staff	(236)	(214)	(214)	(206)	(211)	(11%)	2%
- other	(101)	(115)	(102)	(99)	(105)	4%	6%
Indirect expenses	(537)	(487)	(452)	(447)	(387)	(28%)	(13%)

	(874)	(816)	(768)	(752)	(703)	(20%)	(7%)

Operating profit before impairment losses	381	371	490	468	579	52%	24%
Impairment losses	(292)	(354)	(470)	(404)	(451)	54%	12%

Operating profit	89	17	20	64	128	44%	100%

Analysis of income by product
Personal advances	296	305	311	303	273	(8%)	(10%)
Personal deposits	470	397	354	319	279	(41%)	(13%)
Mortgages	186	207	273	319	415	123%	30%
Bancassurance	51	52	69	69	56	10%	(19%)
Cards	208	204	212	225	228	10%	1%
Other	44	22	39	(15)	31	(30%)	-

Total income	1,255	1,187	1,258	1,220	1,282	2%	5%

Analysis of impairment by sector
Mortgages	9	22	41	26	35	-	35%
Personal	169	195	299	247	282	67%	14%
Cards	114	137	130	131	134	18%	2%

Total impairment	292	354	470	404	451	54%	12%

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.05%	0.12%	0.21%	0.13%	0.17%	12bp	4bp
Personal	4.42%	5.20%	8.31%	6.81%	8.29%	388bp	148bp
Cards	7.24%	9.13%	8.52%	8.59%	8.65%	141bp	5bp

	1.24%	1.50%	1.94%	1.60%	1.75%	51bp	15bp

Appendix 2 Analysis by quarter

UK Retail
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Performance ratios
Return on equity (1)	6.5%	1.2%	1.4%	4.6%	9.3%	288bp	478bp
Net interest margin	3.73%	3.46%	3.69%	3.47%	3.74%	1bp	27bp
Cost:income ratio	63.8%	69.0%	59.6%	57.4%	54.1%	963bp	324bp

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	72.2	73.3	76.6	80.3	83.2	15%	4%
- personal	15.3	15.0	14.4	14.5	13.6	(11%)	(6%)
- cards	6.3	6.0	6.1	6.1	6.2	(2%)	2%

Customer deposits (excluding bancassurance)	78.9	80.3	83.4	85.6	87.2	11%	2%
AUMs - excluding deposits	5.7	4.6	4.7	5.0	5.3	(7%)	6%
Risk elements in lending	3.8	4.1	4.5	4.7	4.6	21%	(2%)
Loan:deposit ratio (excluding repos)	116%	115%	113%	115%	115.0%	(131bp)	40bp

Risk-weighted assets	45.7	49.6	54.0	51.6	51.3	12%	(1%)

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	588	499	560	607	626	6%	3%

Net fees and commissions	215	194	219	223	222	3%	-
Other non-interest income	107	117	109	106	100	(7%)	(6%)

Non-interest income	322	311	328	329	322	-	(2%)

Total income	910	810	888	936	948	4%	1%

Direct expenses
- staff	(210)	(185)	(182)	(174)	(212)	1%	22%
- other	(73)	(74)	(46)	(71)	(77)	5%	8%
Indirect expenses	(140)	(130)	(125)	(125)	(129)	(8%)	3%

	(423)	(389)	(353)	(370)	(418)	(1%)	13%

Operating profit before impairment losses	487	421	535	566	530	9%	(6%)
Impairment losses	(169)	(100)	(450)	(187)	(190)	12%	2%

Operating profit	318	321	85	379	340	7%	(10%)

Analysis of income by business
Corporate and commercial lending	529	538	586	616	661	25%	7%
Asset and invoice finance	53	48	57	59	68	28%	15%
Corporate deposits	338	290	263	241	191	(43%)	(21%)
Other	(10)	(66)	(18)	20	28	-	40%

Total income	910	810	888	936	948	4%	1%

Analysis of impairment by sector
Banks and financial institutions	10	2	3	4	6	(40%)	50%
Hotels and restaurants	13	15	36	7	40	-	-
Housebuilding and construction	31	6	55	58	(13)	(142%)	(122%)
Manufacturing	6	4	17	2	28	-	-
Other	35	19	88	31	12	(66%)	(61%)
Private sector education, health, social work, recreational and community services	10	8	32	(4)	23	130%	-
Property	6	11	149	69	30	-	(57%)
Wholesale and retail trade, repairs	19	14	23	16	23	21%	44%
Asset and invoice finance	39	21	47	4	41	5%	-

Total impairment	169	100	450	187	190	12%	2%

Appendix 2 Analysis by quarter

UK Corporate
(continued)

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.74%	0.15%	0.27%	0.33%	0.46%	(28bp)	13bp
Hotels and restaurants	0.85%	1.15%	2.53%	0.49%	2.86%	200bp	237bp
Housebuilding and construction	2.38%	0.52%	5.00%	5.95%	(1.53%)	(391bp)	(748bp)
Manufacturing	0.45%	0.34%	1.58%	0.21%	3.03%	257bp	282bp
Other	0.37%	0.18%	0.90%	0.29%	0.11%	(25bp)	(18bp)
Private sector education, health, social work, recreational and community services	0.54%	0.43%	1.73%	(0.21%)	1.24%	70bp	145bp
Property	0.08%	0.14%	1.99%	0.97%	0.43%	35bp	(54bp)
Wholesale and retail trade, repairs	0.84%	0.62%	1.07%	0.76%	1.18%	34bp	42bp
Asset and invoice finance	1.84%	0.99%	2.19%	0.18%	1.93%	9bp	175bp

	0.58%	0.34%	1.60%	0.66%	0.67%	9bp	1bp

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
Key metrics

Performance ratios
Return on equity (1)	12.9%	12.7%	3.2%	13.7%	12.4%	(44bp)	(127bp)
Net interest margin	2.20%	1.88%	2.17%	2.38%	2.47%	27bp	9bp
Cost:income ratio	46.5%	48.0%	39.8%	39.5%	44.1%	239bp	(456bp)

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate
(continued)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	121.0	120.1	116.2	117.3	114.9	(5%)	(2%)
Loans and advances to customers gross
Banks and financial institutions	5.4	5.3	4.5	4.8	5.2	(4%)	8%
Hotels and restaurants	6.1	5.2	5.7	5.7	5.6	(8%)	(2%)
Housebuilding and construction	5.2	4.6	4.4	3.9	3.4	(35%)	(13%)
Manufacturing	5.3	4.7	4.3	3.9	3.7	(30%)	(5%)
Other	38.1	41.1	39.1	42.3	42.0	10%	(1%)
Private sector education, health, social work, recreational and community services	7.4	7.4	7.4	7.6	7.4	-	(3%)
Property	31.8	30.8	30.0	28.5	28.0	(12%)	(2%)
Wholesale and retail trade, repairs	9.1	9.1	8.6	8.4	7.8	(14%)	(7%)
Asset and invoice finance	8.5	8.5	8.6	8.8	8.5	-	(3%)

Customer deposits	82.0	82.9	85.6	86.7	87.8	7%	1%
Risk elements in lending	1.3	2.0	2.4	2.5	2.3	77%	(8%)
Loan:deposit ratio (excluding repos)	142%	139%	130%	130%	126%	(1,621bp)	(435bp)

Risk-weighted assets	85.7	86.2	89.5	91.0	90.2	5%	(1%)

Appendix 2 Analysis by quarter

Wealth

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	160	158	176	168	161	1%	(4%)

Net fees and commissions	96	90	90	92	91	(5%)	(1%)
Other non-interest income	19	21	21	19	22	16%	16%

Non-interest income	115	111	111	111	113	(2%)	2%

Total income	275	269	287	279	274	-	(2%)

Direct expenses
- staff	(97)	(90)	(78)	(82)	(107)	10%	30%
- other	(51)	(33)	(34)	(35)	(37)	(27%)	6%
Indirect expenses	(50)	(46)	(41)	(42)	(31)	(38%)	(26%)

	(198)	(169)	(153)	(159)	(175)	(12%)	10%

Operating profit before impairment losses	77	100	134	120	99	29%	(18%)
Impairment losses	(8)	(6)	(16)	(1)	(10)	25%	-

Operating profit	69	94	118	119	89	29%	(25%)

Analysis of income
Private Banking	221	219	242	232	223	1%	(4%)
Investments	54	50	45	47	51	(6%)	9%

Total income	275	269	287	279	274	-	(2%)

Key metrics

Performance ratios
Net interest margin	4.56%	4.47%	4.82%	4.34%	3.94%	(62bp)	(40bp)
Cost:income ratio	72.0%	62.8%	53.3%	57.0%	63.9%	813bp	(688bp)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	5.3	5.5	5.6	6.1	6.5	23%	7%
- personal	5.0	4.6	4.7	4.8	4.9	(2%)	2%
- other	2.1	2.2	2.1	2.5	2.3	10%	(8%)

Customer deposits	34.1	34.9	35.3	36.3	35.7	5%	(2%)
AUMs - excluding deposits	34.7	31.3	29.8	31.7	30.7	(12%)	(3%)
Risk elements in lending	0.1	0.1	0.2	0.2	0.2	-	-
Loan:deposit ratio (excluding repos)	36%	35%	35%	37%	38%	201bp	145bp

Risk-weighted assets	10.8	10.6	10.3	10.7	11.2	4%	5%

Appendix 2 Analysis by quarter

Global Banking & Markets

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	1,054	812	660	447	324	(69%)	(28%)

Net fees and commissions receivable	190	297	412	340	286	51%	(16%)
Income/(loss) from trading activities	(3,322)	4,081	1,132	1,028	1,522	(146%)	48%
Other operating income (net of related funding costs)	(122)	(98)	(101)	(70)	(63)	(48%)	(10%)

Non-interest income	(3,254)	4,280	1,443	1,298	1,745	(154%)	34%

Total income	(2,200)	5,092	2,103	1,745	2,069	(194%)	19%

Direct expenses
- staff	(18)	(888)	(680)	(721)	(641)	-	(11%)
- other	(397)	(274)	(204)	(240)	(247)	(38%)	3%
Indirect expenses	(202)	(193)	(201)	(191)	(180)	(11%)	(6%)

	(617)	(1,355)	(1,085)	(1,152)	(1,068)	73%	(7%)

Operating profit/(loss) before impairment losses	(2,817)	3,737	1,018	593	1,001	(136%)	69%
Impairment losses	(502)	(269)	31	(272)	(130)	(74%)	(52%)

Operating profit/(loss)	(3,319)	3,468	1,049	321	871	(126%)	171%

Analysis of income by product
Rates - money markets	748	853	466	287	108	(86%)	(62%)
Rates - flow	16	1,297	536	694	615	-	(11%)
Currencies & Commodities	413	539	416	147	175	(58%)	19%
Equities	(214)	371	364	282	457	-	62%
Credit markets	(2,341)	858	690	475	232	(110%)	(51%)
Portfolio management and origination	53	527	113	180	376	-	109%
Fair value of own debt	(875)	647	(482)	(320)	106	(112%)	(133%)

Total income	(2,200)	5,092	2,103	1,745	2,069	(194%)	19%

Analysis of impairment by sector
Manufacturing and infrastructure	39	16	23	33	19	(51%)	(42%)
Property and construction	-	46	4	-	(1)	-	-
Transport	-	-	1	2	-	-	-
Banks and financial institutions	194	4	39	237	68	(65%)	(71%)
Others	269	203	(98)	-	44	(84%)	-

Total impairment	502	269	(31)	272	130	(74%)	(52%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	1.13%	0.68%	(0.11%)	0.60%	0.59%	(54bp)	(1bp)

Appendix 2 Analysis by quarter

Global Banking & Markets
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Performance ratios
Return on equity (1)	(61.9%)	68.8%	24.8%	7.2%	18.7%	8,062bp	1,157bp
Net interest margin	1.99%	2.02%	1.48%	1.08%	0.89%	(110bp)	(19bp)
Cost:income ratio	(28.1%)	26.6%	51.6%	66.0%	51.6%	(7,967bp)	1,440bp

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	224.2	205.3	155.2	156.3	127.8	(43%)	(18%)
Reverse repos	88.8	80.6	75.2	75.4	73.3	(17%)	(3%)
Securities	127.5	124.3	115.5	117.6	106.0	(17%)	(10%)
Cash and eligible bills	20.2	28.6	51.5	63.8	74.0	-	16%
Other assets	38.0	37.4	40.5	46.0	31.1	(18%)	(32%)

Total third party assets (excluding derivatives mark to market)	498.7	476.2	437.9	459.1	412.2	(17%)	(10%)
Net derivative assets (after netting)	121.0	99.8	80.7	84.3	68.0	(44%)	(19%)
Customer deposits (excluding repos)	87.8	80.1	63.4	56.8	46.9	(47%)	(17%)
Risk elements in lending	0.9	0.8	1.1	1.6	1.8	100%	13%
Loan:deposit ratio (excluding Repos and including equity deposits)	192%	196%	186%	194%	194%	173bp	(30bp)

Risk-weighted assets	151.8	137.9	112.5	121.5	123.7	(19%)	(2%)

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Transaction Services

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	249	220	225	234	233	(6%)	-
Non-interest income	407	385	398	388	404	(1%)	4%

Total income	656	605	623	622	637	(3%)	2%

Direct expenses
- staff	(93)	(95)	(87)	(87)	(102)	10%	17%
- other	(42)	(35)	(38)	(37)	(51)	21%	38%
Indirect expenses	(236)	(235)	(229)	(223)	(256)	8%	15%

	(371)	(365)	(354)	(347)	(409)	10%	18%

Operating profit before impairment losses	285	240	269	275	228	(20%)	(17%)
Impairment losses	(40)	(9)	(4)	(22)	(4)	(90%)	(82%)

Operating profit	245	231	265	253	224	(9%)	(11%)

Analysis of income by product
Domestic cash management	210	202	204	202	197	(6%)	(2%)
International cash management	200	169	179	183	203	2%	11%
Trade finance	70	75	77	71	67	(4%)	(6%)
Merchant acquiring	145	129	131	134	134	(8%)	-
Commercial cards	31	30	32	32	36	16%	13%

Total income	656	605	623	622	637	(3%)	2%

Key metrics

Performance ratios
Net interest margin	8.00%	8.29%	9.23%	9.63%	9.81%	181bp	18bp
Cost:income ratio	56.6%	60.3%	56.8%	55.8%	64.2%	(766bp)	(842bp)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2 008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	22.2	21.1	19.4	21.4	18.4	(17%)	(14%)
Loans and advances	14.8	14.7	13.5	14.5	12.7	(14%)	(12%)
Customer deposits	61.8	58.3	54.0	58.6	61.8	-	5%
Risk elements in lending	0.1	0.1	0.1	0.2	0.2	-	-
Loan:deposit ratio (excluding repos)	25%	26%	26%	25%	21%	(401bp)	(452bp)

Risk-weighted assets	17.4	18.7	16.7	18.9	19.1	10%	1%

Appendix 2 Analysis by quarter

Ulster Bank

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	174	202	208	176	194	11%	10%

Net fees and commissions	60	46	39	45	98	63%	118%
Other non-interest income	(6)	11	12	10	(7)	17%	(170%)

Non-interest income	54	57	51	55	91	69%	65%

Total income	228	259	259	231	285	25%	23%

Direct expenses
- staff	(87)	(89)	(81)	(79)	(76)	(13%)	(4%)
- other	(24)	(22)	(25)	(20)	(18)	(25%)	(10%)
Indirect expenses	(81)	(77)	(75)	(73)	(118)	46%	62%

	(192)	(188)	(181)	(172)	(212)	10%	23%

Operating profit before impairment losses	36	71	78	59	73	103%	24%
Impairment losses	(71)	(67)	(90)	(144)	(348)	-	142%

Operating (loss)/profit	(35)	4	(12)	(85)	(275)	-	-

Analysis of income by business
Corporate	139	162	138	134	146	5%	9%
Retail	92	93	101	104	114	24%	10%
Other	(3)	4	20	(7)	25	-	-

Total income	228	259	259	231	285	25%	23%

Analysis of impairment by sector
Mortgages	4	14	10	30	20	-	(33%)
Corporate	43	40	66	87	316	-	-
Other	24	13	14	27	12	(50%)	(56%)

Total impairment	71	67	90	144	348	-	142%

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector
Mortgages	0.10%	0.32%	0.25%	0.72%	0.49%	40bp	(22bp)
Corporate	0.72%	0.71%	1.23%	1.59%	5.99%	527bp	440bp
Other	4.60%	2.58%	3.50%	5.40%	2.00%	(260bp)	(340bp)

	0.65%	0.64%	0.92%	1.42%	3.51%	286bp	209bp

Appendix 2 Analysis by quarter

Ulster Bank
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Performance ratios
Return on equity (1)	(6.5%)	0.7%	(2.0%)	(12.7%)	(39.8%)	(3,337bp)	(2,717bp)
Net interest margin	1.67%	1.87%	2.03%	1.74%	1.83%	16bp	9bp
Cost:income ratio	84.2%	72.6%	69.9%	74.5%	74.4%	982bp	7bp

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	18.1	17.4	16.0	16.7	16.2	(10%)	(3%)
- corporate	23.8	22.8	21.2	21.9	21.1	(11%)	(4%)
- other	2.1	2.0	1.8	2.0	2.4	14%	20%

Customer deposits	24.3	19.5	18.9	20.9	21.9	(10%)	5%
Risk elements in lending:
- mortgages	0.3	0.4	0.4	0.5	0.6	-	20%
- corporate	0.8	1.0	1.1	1.3	1.5	88%	15%
- other	0.1	0.1	0.1	0.2	0.2	-	-
Loan:deposit ratio (excluding repos)	179%	213%	203%	191%	177%	(148bp)	(1,420bp)

Risk-weighted assets	24.5	26.2	26.2	28.5	29.9	22%	5%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)
	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	512	494	448	410	423	(17%)	3%

Net fees and commissions	183	198	209	159	148	(19%)	(7%)
Other non-interest income	84	52	45	65	73	(13%)	12%

Non-interest income	267	250	254	224	221	(17%)	(1%)

Total income	779	744	702	634	644	(17%)	2%

Direct expenses
- staff	(175)	(218)	(184)	(174)	(200)	14%	15%
- other	(120)	(143)	(188)	(132)	(130)	8%	(2%)
Indirect expenses	(172)	(201)	(194)	(191)	(180)	5%	(6%)

	(467)	(562)	(566)	(497)	(510)	9%	3%

Operating profit before impairment losses	312	182	136	137	134	(57%)	(2%)
Impairment losses	(177)	(223)	(146)	(180)	(153)	(14%)	(15%)

Operating (loss)/profit	135	(41)	(10)	(43)	(19)	(114%)	(56%)

Average exchange rate - US$/£	1.570	1.436	1.551	1.640	1.633

Analysis of income by product
Mortgages and home equity	112	142	130	112	115	3%	3%
Personal lending and cards	90	107	113	116	115	28%	(1%)
Retail deposits	279	231	202	200	195	(30%)	(3%)
Commercial lending	128	141	140	127	134	5%	6%
Commercial deposits	111	104	89	97	108	(3%)	11%
Other	59	19	28	(18)	(23)	(139%)	28%

Total income	779	744	702	634	644	(17%)	2%

Analysis of impairment by sector
Residential mortgages	13	23	12	29	8	(38%)	(72%)
Home equity	22	29	43	82	13	(41%)	(84%)
Corporate & commercial	87	108	61	65	92	6%	42%
Other	55	63	30	4	40	(27%)	-

Total impairment	177	223	146	180	153	(14%)	(15%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.55%	1.00%	0.66%	1.68%	0.49%	(6bp)	(119bp)
Home equity	0.47%	0.62%	1.08%	2.05%	0.34%	(13bp)	(171bp)
Corporate & commercial	1.46%	1.79%	1.19%	1.27%	1.89%	43bp	61bp
Other	2.24%	2.57%	1.45%	0.20%	2.15%	(10bp)	194bp

	1.15%	1.44%	1.12%	1.41%	1.25%	10bp	(16bp)

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Performance ratios
Return on equity (1)	7.9%	(2.4%)	(0.7%)	(2.5%)	(1.2%)	(903bp)	136bp
Net interest margin	2.59%	2.33%	2.30%	2.34%	2.45%	(14bp)	11bp
Cost:income ratio	60.0%	75.4%	80.6%	78.4%	79.2%	(1,924bp)	(80bp)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	87.5	94.9	75.6	76.9	74.8	(15%)	(3%)
Loans and advances to customers gross
- residential mortgages	9.5	9.2	7.3	6.9	6.5	(32%)	(6%)
- home equity	18.7	18.8	15.9	16.0	15.4	(18%)	(4%)
- corporate and commercial	23.7	24.2	20.5	20.5	19.5	(18%)	(5%)
- other consumer	9.8	9.8	8.3	7.8	7.5	(23%)	(4%)
Customer deposits	64.4	67.9	60.2	62.1	60.1	(6%)	(3%)
Risk elements in lending
- retail	0.2	0.3	0.3	0.3	0.4	-	-
- commercial	0.2	0.1	0.1	0.2	0.2	-	-
Loan:deposit ratio (excluding repos)	96%	91%	86%	81%	80%	(1,543bp)	(122bp)

Risk-weighted assets	63.9	64.3	55.6	62.8	59.7	(7%)	(5%)

Spot exchange rate - US$/£	1.460	1.433	1.644	1.599	1.622

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)
(continued)

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	837	711	696	680	690	(18%)	1%

Net fees and commissions	294	284	324	266	245	(17%)	(8%)
Other non-interest income	142	75	69	104	120	(15%)	15%

Non-interest income	436	359	393	370	365	(16%)	(1%)

Total income	1,273	1,070	1,089	1,050	1,055	(17%)	-

Direct expenses
- staff	(278)	(313)	(287)	(289)	(325)	17%	12%
- other	(201)	(206)	(289)	(219)	(215)	7%	(2%)
Indirect expenses	(277)	(288)	(301)	(313)	(294)	6%	(6%)

	(756)	(807)	(877)	(821)	(834)	10%	2%

Operating profit before impairment losses	517	263	212	229	221	(57%)	(3%)
Impairment losses	(304)	(320)	(231)	(296)	(252)	(17%)	(15%)

Operating (loss)/profit	213	(57)	(19)	(67)	(31)	(115%)	(54%)

Analysis of income by product
Mortgages and home equity	183	204	203	186	188	3%	1%
Personal lending and cards	143	154	174	190	188	31%	(1%)
Retail deposits	451	332	315	329	320	(29%)	(3%)
Commercial lending	211	202	217	210	219	4%	4%
Commercial deposits	179	150	138	160	176	(2%)	10%
Other	106	28	42	(25)	(36)	(134%)	44%

Total income	1,273	1,070	1,089	1,050	1,055	(17%)	-

Analysis of impairment by sector
Residential mortgages	22	33	19	47	14	(36%)	(70%)
Home equity	38	42	65	131	23	(39%)	(82%)
Corporate & commercial	151	154	99	107	150	(1%)	40%
Other	93	91	48	11	65	(30%)	-

Total impairment	304	320	231	296	252	(17%)	(15%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.63%	1.00%	0.63%	1.69%	0.53%	(10bp)	(116bp)
Home equity	0.56%	0.62%	1.00%	2.05%	0.37%	(19bp)	(168bp)
Corporate & commercial	1.74%	1.78%	1.18%	1.31%	1.90%	16bp	58bp
Other	2.60%	2.58%	1.41%	0.34%	2.15%	(46bp)	180bp

	1.35%	1.44%	1.08%	1.45%	1.27%	(8bp)	(18bp)

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)
(continued)

	2008	2009				Q4 2009 vs.
Key metrics	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Performance ratios
Return on equity (1)	8.5%	(2.3%)	(0.8%)	(2.5%)	(1.2%)	(967bp)	129bp
Net interest margin	2.70%	2.33%	2.32%	2.37%	2.45%	(25bp)	8bp
Cost:income ratio	59.4%	75.4%	80.5%	78.2%	79.1%	(1,965bp)	(85bp)

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	$bn	$bn	$bn	$bn	$bn

Capital and balance sheet
Total assets	127.8	136.0	124.4	122.9	121.3	(5%)	(1%)
Loans and advances to customers gross
- residential mortgages	13.9	13.2	12.0	11.0	10.6	(24%)	(4%)
- home equity	27.2	26.9	26.1	25.6	25.0	(8%)	(2%)
- corporate and commercial	34.7	34.7	33.6	32.7	31.6	(9%)	(3%)
- other consumer	14.3	14.1	13.7	12.5	12.1	(15%)	(3%)
Customer deposits	94.0	97.4	99.0	99.3	97.5	4%	(2%)
Risk elements in lending
- retail	0.3	0.4	0.4	0.5	0.6	-	20%
- commercial	0.2	0.2	0.3	0.3	0.4	-	-
Loan:deposit ratio (excluding repos)	96%	91%	86%	81%	80%	(1,543bp)	(122bp)

Risk-weighted assets	93.2	92.1	91.3	100.4	96.9	4%	(3%)

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

RBS Insurance

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,121	1,106	1,119	1,145	1,149	2%	-
Reinsurers' share	(48)	(45)	(40)	(43)	(37)	(23%)	(14%)

Insurance premium income	1,073	1,061	1,079	1,102	1,112	4%	1%
Net fees and commissions	(93)	(92)	(95)	(95)	(84)	(10%)	(12%)
Other income	146	108	104	112	148	1%	32%

Total income	1,126	1,077	1,088	1,119	1,176	4%	5%

Direct expenses
- staff	(77)	(70)	(69)	(67)	(61)	(21%)	(9%)
- other	(54)	(67)	(54)	(47)	(54)	-	15%
Indirect expenses	(72)	(66)	(65)	(64)	(75)	4%	17%

	(203)	(203)	(188)	(178)	(190)	(6%)	7%

Gross claims	(788)	(798)	(776)	(941)	(1,175)	49%	25%
Reinsurers' share	41	5	18	13	19	(54%)	46%

Net claims	(747)	(793)	(758)	(928)	(1,156)	55%	25%

Operating (loss)/profit before impairment losses	176	81	142	13	(170)	(197%)	-
Impairment losses	(42)	(5)	(1)	(2)	-	-	-

Operating (loss)/profit	134	76	141	11	(170)	-	-

Analysis of income by product
Motor own-brands	491	477	495	517	516	5%	-
Household and Life own-brands	206	204	210	214	221	7%	3%
Motor partnerships and broker	166	145	145	141	146	(12%)	3%
Household and Life, partnerships and broker	85	83	81	78	88	4%	13%
Other (International, commercial and central)	178	168	157	169	205	15%	21%

Total income	1,126	1,077	1,088	1,119	1,176	4%	5%

In-force policies (thousands)
- Own-brand motor	4,492	4,601	4,789	4,894	4,858	8%	(1%)
- Own-brand non-motor (home, rescue, pet, HR24)	5,560	5,643	5,890	6,150	6,307	13%	3%
- Partnerships & broker (motor, home, rescue, pet, HR24)	5,898	5,750	5,609	5,371	5,328	(10%)	(1%)
- Other (international, commercial and central)	1,206	1,211	1,210	1,212	1,217	1%	-

General insurance reserves - total (£m)	6,672	6,630	6,601	6,839	7,030	5%	3%

Appendix 2 Analysis by quarter

RBS Insurance
(continued)

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009

Key business metrics
Return on equity (1)	16.8%	9.5%	17.7%	1.2%	(19.1%)	(3,587bp)	(2,029bp)
Cost:income ratio	18.0%	18.9%	17.3%	15.9%	16.2%	187bp	(25bp)
Adjusted cost:income ratio (2)	53.6%	71.5%	57.0%	93.2%	950.0%	(89,644bp)	(85,681bp)
Gross written premiums (£m)	1,002	1,123	1,147	1,186	1,024	2%	(14%)

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Adjusted cost:income ratio is based on total income and operating expenses after netting insurance claims against total income. 21

Appendix 2 Analysis by quarter

Central items

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Fair value of own debt	14	384	(478)	(163)	164	-	-
Other	(501)	105	166	283	(169)	(66%)	(160%)

Central items not allocated	(487)	489	(312)	120	(5)	(99%)	(104%)

Appendix
2
Analysis
by quarter

Non-
Core

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	765	395	274	287	578	(24%)	101%

Net fees and commissions receivable	163	172	79	130	129	(21%)	(1%)
Income/(loss) from trading activities	(2,916)	(2,617)	(1,184)	(579)	(781)	(73%)	35%
Insurance net premium income	249	244	196	173	171	(31%)	(1%)
Other operating income (net of related funding costs)	(191)	30	(52)	43	11	(106%)	(74%)

Non-interest income	(2,695)	(2,171)	(961)	(233)	(470)	(83%)	102%

Total income	(1,930)	(1,776)	(687)	54	108	(106%)	100%

Direct expenses
- staff	(270)	(301)	(153)	(150)	(247)	(9%)	65%
- other	(345)	(256)	(247)	(244)	(297)	(14%)	22%
Indirect expenses	(152)	(142)	(137)	(132)	(141)	(7%)	7%

	(767)	(699)	(537)	(526)	(685)	(11%)	30%

Operating loss before other operating charges and impairment losses	(2,697)	(2,475)	(1,224)	(472)	(577)	(79%)	22%
Insurance net claims	(192)	(177)	(137)	(126)	(148)	(23%)	17%
Impairment losses	(3,361)	(1,828)	(3,516)	(2,066)	(1,811)	(46%)	(12%)

Operating loss	(6,250)	(4,480)	(4,877)	(2,664)	(2,536)	(59%)	(5%)

Key metrics

Performance ratios
Net interest margin	1.36%	0.61%	0.45%	0.55%	1.17%	(19bp)	62bp
Cost:income ratio	(39.7%)	(39.4%)	(78.2%)	974.1%	634.3%	(67,400bp)	33,981bp

	2008	2009				31 Dec 2009 vs.
	31 Dec	31 Mar	30 June	30 Sept	31 Dec	31 Dec 2008	30 Sept 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (including derivatives)	342.9	314.7	246.5	233.0	220.9	(36%)	(5%)
Loans and advances to customers gross	191.4	183.7	164.1	159.1	149.5	(22%)	(6%)
Customer deposits	27.4	23.7	15.0	16.0	12.6	(54%)	(21%)
Risk elements in lending	11.1	14.7	20.5	23.3	22.9	106%	(2%)
Loan:deposit ratio	683%	764%	1,084%	937%	1,121%	43,807bp	18,397bp

Risk-weighted assets	170.9	174.4	174.0	200.7	171.3	-	(15%)

Appendix 2 Analysis by quarter

Non-Core
(continued)

	2008	2009				Q4 2009 vs.
	Q4	Q1	Q2	Q3	Q4	Q4 2008	Q3 2009
	£m	£m	£m	£m	£m

Analysis of income
Banking & Portfolio	538	(131)	(973)	(271)	37	(93%)	(114%)
International Businesses & Portfolios	689	662	570	537	493	(28%)	(8%)
Markets	(3,157)	(2,307)	(284)	(212)	(422)	(87%)	99%

Total income	(1,930)	(1,776)	(687)	54	108	(106%)	100%

Impairment losses
Banking & Portfolio	714	818	1,155	1,347	895	25%	(34%)
International Businesses & Portfolios	945	720	1,638	1,234	902	(5%)	(27%)
Markets	1,702	290	723	(515)	14	(99%)	(103%)

Total impairment	3,361	1,828	3,516	2,066	1,811	(46%)	(12%)

Loan impairment charge as % of gross customer loans and advances (1)
Banking & Portfolio	2.71%	3.18%	4.67%	6.01%	4.14%	143bp	(187bp)
International Businesses & Portfolios	4.70%	3.66%	8.93%	6.90%	5.27%	57bp	(163bp)
Markets	48.33%	(61.60%)	301.20%	(126.77%)	0.44%	(4,789bp)	(12,633bp)

	6.09%	2.81%	8.19%	5.41%	4.63%	(146bp)	(78bp)

	£bn	£bn	£bn	£bn
Gross customer loans and advances
Banking & Portfolio	97.0	103.3	92.1	88.2	82.0	(15%)	(7%)
International Businesses & Portfolios	79.9	78.6	69.4	68.3	65.6	(18%)	(4%)
Markets	14.5	1.8	2.6	2.6	1.9	(87%)	(27%)

	191.4	183.7	164.1	159.1	149.5	(22%)	(6%)

Note:
(1) Including disposal groups.

Risk-weighted assets
Banking & Portfolio	63.1	70.9	57.5	61.1	58.2	(8%)	(5%)
International Businesses & Portfolios	50.1	51.4	48.5	46.1	43.8	(12%)	(5%)
Markets	57.7	52.1	68.0	93.5	69.3	20%	(26%)

	170.9	174.4	174.0	200.7	171.3	-	(15%)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat